COLLEGE LOAN LLC
16855 West Bernardo Drive, Suite 100
San Diego, California 92127

March 9, 2006

BY EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	College Loan LLC Registration Statement on Form S-3/A Registration No. 333-112075

Ladies and Gentlemen:

Reference is hereby made to the Post-Effective Amendment No.1 to the Registration Statement on Form S-3/A (File No. 333-112075) (the “Amendment”) which was filed with the Securities and Exchange Commission on behalf of College Loan LLC (the “Company”) on March 9, 2006.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Post-Effective Amendment No. 1 filed as an S-3/A. Due to a technical error, the Amendment had been misfiled as an S-3/A but has been refiled as a Post-Effective Amendment No.1 to Registration Statement on Form S-3 (333-112075).

Very truly yours,

COLLEGE LOAN LLC

By: College Loan Corporation, as
Sole Economic Member

By: /s/ Cary Katz
Name: Cary Katz
Title: Chief Executive Officer